EXHIBIT 99.1

News Release dated February 15, 2024, Suncor Energy to release fourth quarter 2023 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release fourth quarter 2023 financial results

Calgary, Alberta (February 15, 2024) – Suncor (TSX: SU) (NYSE: SU) will release its fourth quarter financial results on February 21, 2024 before 5:00 p.m. MT (7:00 p.m. ET).

A webcast to review the fourth quarter will be held on February 22, 2024 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Rich Kruger, President and Chief Executive Officer and Kris Smith, Chief Financial Officer. A question and answer period with analysts will follow brief remarks from management. Troy Little, Vice President, Investor Relations will host the call.

To listen to the webcast, please join here.

If you are an analyst and would like to participate in the Q&A period, please register here.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3